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                                                                  EXHIBIT (d)(3)


FOR IMMEDIATE RELEASE

DATE:           February 4, 1998
FROM:           Best Lock Corporation
CONTACT:        Mark Ahearn at (317)817-0000 Ext. 5321

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INDIANAPOLIS, IN - Best Lock Corporation (BLC), Best Universal Lock Co. (BUL),
and Frank E. Best, Inc. (FEB) announced today that they amended the Merger Agreement dated as of December 1, 1997 with Walter E. Best Company, Inc. (WEBCO), which is owned by Mr. Russell Best. The amendment increased to $53.61 the amount which stockholders of FEB will receive for each share of FEB held. The amount stockholders of BLC and BUL will receive remains unchanged at $525.43 and $120.69, respectively, for each share of BLC and BUL held. All of the other terms and conditions of the merger remained unchanged and in full force and effect. BLC's principal business is the manufacture, sourcing, distribution and sale of access control products, which primarily includes mechanical and electronic locks and access control systems. FEB and BUL are holding companies.

The transaction is subject to various conditions which are outlined in the Information Statement which will be sent to stockholders of each of the Companies.